Exhibit 99.1

ELBIT IMAGING ANNOUNCES ACCEPTANCE OF COMPLIANCE PLAN BY NASDAQ

Tel Aviv, Israel, August 31, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcement dated May 17, 2017, that The NASDAQ Stock Market ("Nasdaq") determined to grant the Company an extension until October 16, 2017 to file its Annual Report on Form 20-F for the period ending December 31, 2016 (the "Form 20-F") and thereby regain compliance with Nasdaq’s filing requirements set forth in Listing Rule 5250(c)(1).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in the Company's releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and the Company's management about the Company's business, financial condition, results of operations, and its relationship with its employees and the condition of the Company's properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in the Company's filings with the Securities and Exchange Commission including, without limitation, Item 3.D of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in the Company's releases speak only as of the date of such release, and the Company caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in the Company's releases will prove to be accurate. the Company undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com